UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
July 1, 2003 to September 30, 2003
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

AEP TEXAS CENTRAL COMPANY
(formerly known as CENTRAL
 POWER AND LIGHT COMPANY)
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and TCC's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period July 1, 2003 through September 30, 2003.



                                          3rd QUARTER 2003
                                SWEPCO RAIL CAR MAINTENANCE FACILITY
                                           RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                           SWEPCO             PSO             TCC             TOTAL
                                           ------             ----            ---             ------
          July                               149               31             107                287
          August                             217               96               3                316
          September                          134               86               1                221
                             ------------------------------------------------------------------------

          TOTAL                              500              213             111                824
                             ========================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                                 SWEPCO             PSO             TCC             TOTAL
                                           ------             ----            ---             ------
      DIRECT LABOR - (a)
          July                         $8,057.93        $2,631.48       $2,118.80         $12,808.21
          August                       11,746.12         1,909.36        7,642.37          21,297.85
          September                     9,475.29         8,557.48         (101.71)         17,931.06
                             ------------------------------------------------------------------------
          TOTAL                       $29,279.34       $13,098.32       $9,659.46         $52,037.12
                             ========================================================================

     DIRECT MATERIAL - (a)
          July                        $40,834.09        $4,469.26     ($14,251.95)        $31,051.40
          August                       59,593.20         1,697.31        4,816.05          66,106.56
          September                    64,800.45        17,755.34        5,988.39          88,544.18
                             ------------------------------------------------------------------------
          TOTAL                      $165,227.74       $23,921.91      ($3,447.51)       $185,702.14
                             ========================================================================

     OTHER DIRECT COSTS -
          July                        $14,287.89       $15,104.12       $9,202.50         $38,594.51
          August                       30,885.38        15,462.22       12,514.42          58,862.02
          September                    31,657.24        23,467.97       14,485.51          69,610.72
                             ------------------------------------------------------------------------
          TOTAL                       $76,830.51       $54,034.31      $36,202.43        $167,067.25
                             ========================================================================

     INDIRECT COST SHARED ON
     COST RATIO (a)
          July                         $2,021.87          $660.28         $531.64          $3,213.79
          August                       56,926.43         9,253.53       37,038.00         103,217.96
          September                    21,559.19        19,470.89         (231.42)         40,798.66
                             ------------------------------------------------------------------------
          TOTAL                       $80,507.49       $29,384.70      $37,338.22        $147,230.41
                             ========================================================================

     TOTAL EXPENDITURES (a)
          July                        $65,201.78       $22,865.14      ($2,399.01)        $85,667.91
          August                      159,151.13        28,322.42       62,010.84         249,484.39
          September                   127,492.17        69,251.68       20,140.77         216,884.62
                             ------------------------------------------------------------------------
          TOTAL                      $351,845.08      $120,439.24      $79,752.60        $552,036.92
                             ========================================================================


          (a) Periodically, adjustments to amounts previously billed are required. When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.


C. COMPUTATION OF COST RATIO               SWEPCO             PSO             TCC             TOTAL
                                           ------             ---             ---             -----
    July 2003
          DIRECT LABOR                 $8,057.93        $2,631.48       $2,118.80         $12,808.21
          COST RATIO                       62.912%          20.545%         16.543%           100.00%

     August 2003
          DIRECT LABOR                $11,746.12        $1,909.36       $7,642.37         $21,297.85
          COST RATIO                       55.152%           8.965%         35.883%           100.00%

     September 2003
          DIRECT LABOR                 $9,475.29        $8,557.48        ($101.71)        $17,931.06
          COST RATIO                       52.843%          47.724%         -0.567%           100.00%




D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 11th day of November, 2003.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ Wendy Hargus
                                   -----------------
                                        Wendy Hargus
                                        Assistant Treasurer

                             INDEX TO EXHIBITS



    Exhibit                                                        Transmission
    Number                          Exhibit                           Method
    ------                          --------                       ------------


      1  July 2003 statement furnished by SWEPCO to                 Electronic
              PSO and TCC detailing PSO and TCC's rail car charges

      2  August 2003 statement furnished by SWEPCO to               Electronic
              PSO and TCC detailing PSO and TCC's rail car charges

      3  September 2003 statement furnished by SWEPCO to            Electronic
              PSO and TCC detailing PSO and TCC's rail car charges



                                  AEP Utilities, Inc.                                Exhibit 1
                                  1 Riverside Plaza
                                  Columbus OH 43215

                  STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                    AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT

                                          July, 2003
A.  NUMBER OF RAIL CARS SERVICED
 SWEPCO     149             PSO     31             TCC       107    OUTSIDE    559

B.  AMOUNT OF EXPENDITURES:
COSTS ASSIGNED 100% TO SWEPCO:                                                         SWEPCO
                                                                                       ------
00805900 01   Direct Material to SWEPCO Coal Cars                                   $30,912.77
00805900 02   Stores Salvage - SWEPCO                                                 9,921.32
008059000 03  Direct Labor to SWEPCO Coal Cars                                        8,057.93
PR 4101       Charges Other than Direct Labor                                             0.00
00805900 04   Direct Labor to Rework SWEPCO Material                                      0.00
PR4104        Charges Other than Direct Labor                                             0.00
PR4202        Ad Valorem Taxes - SWEPCO Coal Cars                                         0.00
PR4204        Ad Valorem Taxes - Facility - Direct - SWEPCO                               0.00
PR4213        Employee Fringe Benefits - Direct Labor - SWEPCO                            0.00
PR4230        Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                           0.00
PR4238        Depreciation Expense - SWEPCO                                               0.00
PR4263        Lease - Supplemental Expenses - SWEPCO                                      0.00
00805908 02   Outside Maintenance of SWEPCO Coal Cars                                15,765.90
00805909 02   Switching Fees - SWEPCO                                                (1,478.01)
PR4277        Repainting Coal Cars - SWEPCO                                               0.00
                                                                                     ----------
                 Total 100% SWEPCO Costs                                            $63,179.91
                                                                                    ===========


   COSTS ASSIGNED 100% TO TCC:                                                          TCC
                                                                                        ---
00805902 01 Direct Material to TCC Coal Cars                                        $26,075.06
PR4014      Inventory Carrying Charges - TCC                                          3,198.29
00805902 02 Stores Salvage - TCC                                                    (40,327.01)
00805902 03 Direct Labor to TCC Coal Cars                                             1,961.04
PR4105      Charges Other than Direct Labor                                               0.00
00805902 04 Direct Labor to Rework TCC Material                                         157.76
PR4106      Charges Other than Direct Labor                                               0.00
PR4216      Ad Valorem Taxes - Facility - Direct - TCC                                    0.00
PR4217      Employee Fringe Benefits - Direct Labor - TCC                                 0.00
PR4218      Payroll Taxes (FICA & UC) - Direct Labor - TCC                                0.00
PR4240      Depreciation Expense - TCC                                                    0.00
00805908 01 Outside Maintenance of TCC Coal Cars                                      6,004.21
00805909 01 Switching Fees - TCC                                                          0.00
PR4279      Repainting Coal Cars - TCC                                                    0.00
                                                                                    -----------
               Total 100% TCC Costs                                                 ($2,930.65)
                                                                                    ===========



   COSTS ASSIGNED 100% TO PSO:                                                          PSO
                                                                                        ----
00805901 01  Direct Material to PSO Coal Cars                                        $9,937.90
PR4015       Inventory Carrying Charges - PSO                                         4,128.09
00805901 02  Stores Salvage - PSO                                                    (5,468.64)
00805901 03  Direct Labor to PSO Coal Cars                                            2,537.84
PR4102       Charges Other than Direct Labor                                              0.00
00805901 04  Direct Labor to Rework PSO Material                                         93.64
PR4103       Charges Other than Direct Labor                                              0.00
PR4205       Ad Valorem Taxes - Facility - Direct - PSO                                   0.00
PR4214       Employee Fringe Benefits - Direct Labor - PSO                                0.00
PR4231       Payroll Taxes (FICA & UC) - Direct Labor - PSO                               0.00
PR4239       Depreciation Expense - PSO                                                   0.00
00805908 03  Outside Maintenance of PSO Coal Cars                                    10,976.03
00805909 03  Switching Fees - PSO                                                         0.00
PR4278       Repainting Coal Cars - PSO                                                   0.00
                                                                                    -----------
                Total 100% PSO Costs                                                $22,204.86
                                                                                    ===========

COSTS TO BE SHARED {Ratio of Direct Labor}:                                            SHARED
                                                                                       -------

00805904 01  Shop Material                                                           $5,661.21
00805904 02  Small Tools                                                                735.04
00805904 03  Facility Maintenance - Material                                          7,938.49
00805903 01  3RD Party Direct Material                                              139,709.03
00805904 07  Switch Engine Operation and Maintenance                                  2,764.05
00805904 08  Equipment Operation and Maintenance                                          0.00
00805904 04  Sale of Scrap                                                                0.00
00805905 01  Supervision                                                              6,847.53
00805905 02  Clerical                                                                 7,636.41
00805905 03  Training and Safety                                                      2,154.83
00805905 04  General Shop Labor                                                      10,294.08
00805905 05  Facility Maintenance - Labor                                             8,588.17
00805905 06  Labor Switch Engine Operation and Maintenance                           13,205.09
PR4201       Ad Valorem Taxes - Facility                                                  0.00
PR4108       Labor  - Other                                                               0.00
00805906 04  Employee Activities                                                          0.00
00805903 04  3RD Party Remfg Labor Cars                                                 511.56
00805903 03  3RD Party Direct Labor Cars                                             60,409.88
Data Processing Charges                                                                   0.00
Insurance Facility                                                                        0.00
00805907 01  Misc.                                                                    1,756.71
PR4220       Injuries and Damages                                                         0.00
PR4221       Insurance - Liability and Property                                           0.00
00805906 07  Maintenance of Facilities (Contracted)                                   4,423.25
00805906 08  Office Supplies and Expenses                                             1,033.08
0080590601   Taxes                                                                        0.00
00805911 01  3RD Party Sales Expense                                                 19,916.58
00805906 09  Utilities - Heat, Light, Power and Water                                 6,425.62
00805906 10  Utilities - Telephone                                                      959.42
00805906 11  Vehicle Expense                                                             80.01
PR4237       Depreciation Expense                                                         0.00
00805906 05  EMPLOYEE TRAVEL EXPENSES                                                  (209.32)
PR4262       Lease - Basic - All Except Coal Cars                                         0.00
PR4264       Lease - Supplemental Expenses - Facility                                     0.00
PR4004       Material Direct to Outside Coal Cars                                         0.00
00805903 05  3rd Party Revenue                                                     (267,014.59)
00805903 02  Stores Salvage - Outside Cars                                              (49.44)
00805907 02  AEP East Cars                                                          (30,562.90)
00805907 03  OVEX Cars                                                                   $0.00
                                                                                   ------------
                                                                                     $3,213.79
                                                                                   ============

               Total Costs Shared on Cost Ratio
                  {see computation below} -
          SWEPCO                         62.91%                $2,021.87

          TCC                            16.54%                   531.64

          PSO                            20.55%                   660.28


          Capital Recovery on Capital Expenditures not
           Covered Under Lease Agreement {Cost Ratio}              $0.00


                    TOTAL COSTS FOR THE MONTH
          SWEPCO                                 $65,201.78

          TCC                                     (2,399.01)

          PSO                                     22,865.14

  C. COMPUTATION OF COST RATIO:

101, 104  Direct Labor SWEPCO             $8,057.93          62.91 %   SWEPCO
102, 103  Direct Labor PSO                 2,631.48          20.55 %   PSO
105, 106  Direct Labor TCC                 2,118.80          16.54 %   TCC
                                         -----------        --------

          Total Direct Labor             $12,808.21         100.00 %
                                         ===========        =========



                                AEP Utilities, Inc.                                  Exhibit 2
                                1 Riverside Plaza
                                Columbus OH 43215

               STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                 AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT

                                    August, 2003

A.  NUMBER OF RAIL CARS SERVICED

   SWEPCO     217          PSO         96        TCC         3         OUTSIDE             388

B.  AMOUNT OF EXPENDITURES:

 COSTS ASSIGNED 100% TO SWEPCO:                                                          SWEPCO
                                                                                         -------

00805900 01  Direct Material to SWEPCO Coal Cars                                       $70,635.61
00805900 02  Stores Salvage - SWEPCO                                                   (11,042.41)
00805900 03  Direct Labor to SWEPCO Coal Cars                                           11,746.12
PR4101       Charges Other than Direct Labor                                                 0.00
00805900 04  Direct Labor to Rework SWEPCO Material                                          0.00
PR4104       Charges Other than Direct Labor                                                 0.00
PR4202       Ad Valorem Taxes - SWEPCO Coal Cars                                             0.00
PR4204       Ad Valorem Taxes - Facility - Direct - SWEPCO                                   0.00
PR4213       Employee Fringe Benefits - Direct Labor - SWEPCO                                0.00
PR4230       Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                               0.00
PR4238       Depreciation Expense - SWEPCO                                                   0.00
PR4263       Lease - Supplemental Expenses - SWEPCO                                          0.00
00805908 02  Outside Maintenance of SWEPCO Coal Cars                                    26,932.98
00805909 02  Switching Fees - SWEPCO                                                     3,952.40
PR4277       Repainting Coal Cars - SWEPCO                                                   0.00
                                                                                      ------------
                 Total 100% SWEPCO Costs                                              $102,224.70
                                                                                      ============

  COSTS ASSIGNED 100% TO TCC:
                                                                                         TCC
                                                                                         ----

00805902 01  Direct Material to TCC Coal Cars                                              $58.36
PR4014       Inventory Carrying Charges - TCC                                            6,249.83
00805902 02  Stores Salvage - TCC                                                        4,757.69
00805902 03  Direct Labor to TCC Coal Cars                                               7,647.27
PR4105       Charges Other than Direct Labor                                                 0.00
00805902 04  Direct Labor to Rework TCC Material                                            (4.90)
PR4106       Charges Other than Direct Labor                                                 0.00
PR4216       Ad Valorem Taxes - Facility - Direct - TCC                                      0.00
PR4217       Employee Fringe Benefits - Direct Labor - TCC                                   0.00
PR4218       Payroll Taxes (FICA & UC) - Direct Labor - TCC                                  0.00
PR4240       Depreciation Expense - TCC                                                      0.00
00805908 01  Outside Maintenance of TCC Coal Cars                                        5,217.61
00805909 01  Switching Fees - TCC                                                        1,046.98
PR4279       Repainting Coal Cars - TCC                                                      0.00
                                                                                       -----------
                Total 100% TCC Costs
                                                                                       $24,972.84
                                                                                       ===========

  COSTS ASSIGNED 100% TO PSO:                                                            PSO
                                                                                         ----

00805901 01  Direct Material to PSO Coal Cars                                               $0.00
PR4015       Inventory Carrying Charges - PSO                                            2,804.57
00805901 02  Stores Salvage - PSO                                                        1,697.31
00805901 03  Direct Labor to PSO Coal Cars                                               1,906.85
PR4102       Charges Other than Direct Labor                                                 0.00
00805901 04  Direct Labor to Rework PSO Material                                             2.51
PR4103       Charges Other than Direct Labor                                                 0.00
PR4205       Ad Valorem Taxes - Facility - Direct - PSO                                      0.00
PR4214       Employee Fringe Benefits - Direct Labor - PSO                                   0.00
PR4231       Payroll Taxes (FICA & UC) - Direct Labor - PSO                                  0.00
PR4239       Depreciation Expense - PSO                                                      0.00
00805908 03  Outside Maintenance of PSO Coal Cars                                       12,657.65
00805909 03  Switching Fees - PSO                                                            0.00
PR4278       Repainting Coal Cars - PSO                                                      0.00
                                                                                       -----------

                Total 100% PSO Costs                                                   $19,068.89
                                                                                       ===========


COSTS TO BE SHARED {Ratio of Direct Labor}:                                              SHARED
                                                                                         -------

00805904 01  Shop Material                                                              $3,385.79
00805904 02  Small Tools                                                                   395.92
00805904 03  Facility Maintenance - Material                                             4,136.06
00805903 01  3RD Party Direct Material                                                 165,738.07
00805904 07  Switch Engine Operation and Maintenance                                       759.33
00805904 08  Equipment Operation and Maintenance                                         4,420.89
00805904 04  Sale of Scrap                                                                   0.00
00805905 01  Supervision                                                                18,314.33
00805905 02  Clerical                                                                   12,773.60
00805905 03  Training and Safety                                                         7,259.73
00805905 04  General Shop Labor                                                         15,590.86
00805905 05  Facility Maintenance - Labor                                               19,666.78
00805905 06  Labor Switch Engine Operation and Maintenance                              17,892.77
PR4201       Ad Valorem Taxes - Facility                                                     0.00
PR4108       Labor  - Other                                                                  0.00
00805906 04  Employee Activities                                                             0.00
00805903 04  3RD Party Remfg Labor Cars                                                    242.40
00805903 03  3RD Party Direct Labor Cars                                                86,879.71
00805907 01  Misc                                                                        7,683.51
PR4220       Injuries and Damages                                                            0.00
PR4221       Insurance - Liability and Property                                              0.00
00805906 07  Maintenance of Facilities (Contracted)                                      1,691.81
00805906 08  Office Supplies and Expenses                                                1,283.29
0080590601   Taxes                                                                      23,514.13
00805911 01  3RD Party Sales Expense                                                    11,634.90
00805906 09  Utilities - Heat, Light, Power and Water                                    5,664.90
00805906 10  Utilities - Telephone                                                         620.53
00805906 11  Vehicle Expense                                                               224.95
PR4237       Depreciation Expense                                                            0.00
00805906 05  EMPLOYEE TRAVEL EXPENSES                                                       63.14
PR4262       Lease - Basic - All Except Coal Cars                                            0.00
PR4264       Lease - Supplemental Expenses - Facility                                        0.00
PR4004       Material Direct to Outside Coal Cars                                            0.00
00805903 05  3rd Party Revenue                                                        (328,503.84)
00805903 02  Stores Salvage - Outside Cars                                                 571.01
00805907 02  AEP East Cars                                                              19,812.66
00805907 03  OVEX Cars                                                                   1,500.73
                                                                                      ------------
                                                                                      $103,217.96
                                                                                      ============


               Total Costs Shared on Cost Ratio
                  {see computation below} -

             SWEPCO               55.15%                        $56,926.43

             TCC                  35.88%                         37,038.00

             PSO                   8.97%                          9,253.53

             Capital Recovery on Capital Expenditures not
              Covered Under Lease Agreement {Cost Ratio}             $0.00


                         TOTAL COSTS FOR THE MONTH

             SWEPCO                             $159,151.13
             TCC                                  62,010.84
             PSO                                  28,322.42

 C. COMPUTATION OF COST RATIO:

101, 104     Direct Labor SWEPCO    $11,746.12   55.15 %   SWEPCO
102, 103     Direct Labor PSO         1,909.36    8.97 %   PSO
105, 106     Direct Labor TCC         7,642.37   35.88 %   TCC
                                    -----------  --------
             Total Direct Labor     $21,297.85  100.00 %
                                    ===========  ========

                              AEP Utilities, Inc.                                  Exhibit 3
                              1 Riverside Plaza
                              Columbus OH 43215
              STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                 AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT

                               September, 2003

A.  NUMBER OF RAIL CARS SERVICED

   SWEPCO     134          PSO   86              TCC         1         OUTSIDE             412

B.  AMOUNT OF EXPENDITURES:
                              SHARED
 COSTS ASSIGNED 100% TO SWEPCO:                                                          SWEPCO
                                                                                         ------
00805900 01  Direct Material to SWEPCO Coal Cars                                       $72,520.82
00805900 02  Stores Salvage - SWEPCO                                                    (7,720.37)
00805900 03  Direct Labor to SWEPCO Coal Cars                                            9,042.90
PR4101       Charges Other than Direct Labor                                                 0.00
00805900 04  Direct Labor to Rework SWEPCO Material                                        432.39
PR4104       Charges Other than Direct Labor                                                 0.00
PR4202       Ad Valorem Taxes - SWEPCO Coal Cars                                             0.00
PR4204       Ad Valorem Taxes - Facility - Direct - SWEPCO                                   0.00
PR4213       Employee Fringe Benefits - Direct Labor - SWEPCO                                0.00
PR4230       Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                               0.00
PR4238       Depreciation Expense - SWEPCO                                                   0.00
PR4263       Lease - Supplemental Expenses - SWEPCO                                          0.00
00805908 02  Outside Maintenance of SWEPCO Coal Cars                                    33,087.79
00805909 02  Switching Fees - SWEPCO                                                    (1,430.55)
PR4277       Repainting Coal Cars - SWEPCO                                                   0.00
                                                                                      ------------

                 Total 100% SWEPCO Costs                                              $105,932.98
                                                                                      ============


 COSTS ASSIGNED 100% TO TCC:                                                               TCC
                                                                                           ---

00805902 01  Direct Material to TCC Coal Cars                                          $16,511.25
PR4014       Inventory Carrying Charges - TCC                                            2,603.59
00805902 02  Stores Salvage - TCC                                                      (10,522.86)
00805902 03  Direct Labor to TCC Coal Cars                                                (101.71)
PR4105       Charges Other than Direct Labor                                                 0.00
00805902 04  Direct Labor to Rework TCC Material                                             0.00
PR4106       Charges Other than Direct Labor                                                 0.00
PR4216       Ad Valorem Taxes - Facility - Direct - TCC                                      0.00
PR4217       Employee Fringe Benefits - Direct Labor - TCC                                   0.00
PR4218       Payroll Taxes (FICA & UC) - Direct Labor - TCC                                  0.00
PR4240       Depreciation Expense - TCC                                                      0.00
00805908 01  Outside Maintenance of TCC Coal Cars                                       11,881.92
00805909 01  Switching Fees - TCC                                                            0.00
PR4279       Repainting Coal Cars - TCC                                                      0.00
                                                                                       -----------

                Total 100% TCC Costs                                                   $20,372.19
                                                                                       ===========


  COSTS ASSIGNED 100% TO PSO:                                                              PSO
                                                                                           ---

00805901 01  Direct Material to PSO Coal Cars                                          $37,628.64
PR4015       Inventory Carrying Charges - PSO                                            3,360.49
00805901 02  Stores Salvage - PSO                                                      (19,873.30)
00805901 03  Direct Labor to PSO Coal Cars                                               8,557.48
PR4102       Charges Other than Direct Labor                                                 0.00
00805901 04  Direct Labor to Rework PSO Material                                             0.00
PR4103       Charges Other than Direct Labor                                                 0.00
PR4205       Ad Valorem Taxes - Facility - Direct - PSO                                      0.00
PR4214       Employee Fringe Benefits - Direct Labor - PSO                                   0.00
PR4231       Payroll Taxes (FICA & UC) - Direct Labor - PSO                                  0.00
PR4239       Depreciation Expense - PSO                                                      0.00
00805908 03  Outside Maintenance of PSO Coal Cars                                       20,107.48
00805909 03  Switching Fees - PSO                                                            0.00
PR4278       Repainting Coal Cars - PSO                                                      0.00
                                                                                       -----------

                Total 100% PSO Costs                                                   $49,780.79
                                                                                       ===========

COSTS TO BE SHARED {Ratio of Direct Labor}:                                              SHARED
                                                                                         -------

00805904 01  Shop Material                                                              $3,686.68
00805904 02  Small Tools                                                                    76.11
00805904 03  Facility Maintenance - Material                                             2,646.50
00805903 01  3RD Party Direct Material                                                  98,003.67
00805904 07  Switch Engine Operation and Maintenance                                       975.77
00805904 08  Equipment Operation and Maintenance                                         3,543.99
00805904 04  Sale of Scrap                                                                   0.00
00805905 01  Supervision                                                                13,204.08
00805905 02  Clerical                                                                    7,753.98
00805905 03  Training and Safety                                                         2,834.02
00805905 04  General Shop Labor                                                         12,972.69
00805905 05  Facility Maintenance - Labor                                                9,960.53
00805905 06  Labor Switch Engine Operation and Maintenance                              12,448.29
PR4201       Ad Valorem Taxes - Facility                                                     0.00
PR4108       Labor  - Other                                                                  0.00
00805906 04  Employee Activities                                                             0.00
00805903 04  3RD Party Remfg Labor Cars                                                    391.57
00805903 03  3RD Party  Direct Labor Cars                                               54,835.89
Data Processing Charges                                                                      0.00
Insurance Facility                                                                           0.00
00805907 01  Misc.                                                                       1,609.75
PR4220       Injuries and Damages                                                            0.00
PR4221       Insurance - Liability and Property                                              0.00
00805906 07  Maintenance of Facilities (Contracted)                                      1,760.17
00805906 08  Office Supplies and Expenses                                                1,179.38
0080590601   Taxes                                                                           0.00
00805911 01  3RD Party Sales Expense                                                    11,134.99
00805906 09  Utilities - Heat, Light, Power and Water                                    6,436.80
00805906 10  Utilities - Telephone                                                         643.42
00805906 11  Vehicle Expense                                                                24.71
PR4237       Depreciation Expense                                                            0.00
00805906 05  EMPLOYEE TRAVEL EXPENSES                                                        0.00
PR4262       Lease - Basic - All Except Coal Cars                                            0.00
PR4264       Lease - Supplemental Expenses - Facility                                        0.00
PR4004       Material Direct to Outside Coal Cars                                            0.00
00805903 05  3rd Party Revenue                                                        (196,563.45)
00805903 02  Stores Salvage - Outside Cars                                                 122.05
00805907 02  AEP East Cars                                                             (13,746.16)
00805907 03  OVEX Cars                                                                   4,863.23
                                                                                      ------------
                                                                                       $40,798.66
                                                                                      ============


               Total Costs Shared on Cost Ratio
                  {see computation below} -

              SWEPCO               52.84%                   $21,559.19
              TCC                  -0.57%                      (231.42)
              PSO                  47.72%                    19,470.89



             Capital Recovery on Capital Expenditures not
              Covered Under Lease Agreement {Cost Ratio}         $0.00

                         TOTAL COSTS FOR THE MONTH

              SWEPCO                                       $127,492.17

              TCC                                            20,140.77

              PSO                                            69,251.68

 C. COMPUTATION OF COST RATIO:

101, 104     Direct Labor SWEPCO    $9,475.29      52.843%   SWEPCO
102, 103     Direct Labor PSO        8,557.48      47.724%   PSO
105, 106     Direct Labor TCC         (101.71)     -0.567%   TCC
                                   -----------     --------
             Total Direct Labor    $17,931.06      100.00%
                                   ===========     ========